SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------
(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                        Commission file number 000-29598

                               ------------------

                           MIDWEST BANC HOLDINGS, INC.
                           EMPLOYEES' RETIREMENT PLAN
                            (Full title of the plan)

                               ------------------

                           MIDWEST BANC HOLDINGS, INC.
                              501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
 (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

No.  1-3  Not applicable

No.  4    The Midwest Banc Holdings, Inc., Employees' Retirement Plan (the
          "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA. Midwest Banc Holdings, Inc. was formerly known as First Midwest Corporation of Delaware and is currently in the process of formally amending the Plan to reflect the corporate name change.

          Financial Statements. Audited Statements of net assets available for Plan benefits as of December 31, 1999 and 1998, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1999.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Dated as of June 28, 2000

                                    MIDWEST BANC HOLDINGS, INC. EMPLOYEES'
                                    RETIREMENT PLAN


                                    LASALLE BANK NA


                                    By:/s/ Michael Maratea
                                       -----------------------------------------
                                       Michael Maratea, Assistant Vice President

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 1999 and 1998




                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS................................................1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS..........................2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS................4

     NOTES TO FINANCIAL STATEMENTS............................................9

SUPPLEMENTAL SCHEDULE

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR.......... 10

                         REPORT OF INDEPENDENT AUDITORS

Plan Administrator
First Midwest Corporation of Delaware
  Employees' Retirement Plan
Melrose Park, Illinois


     We have audited the accompanying statements of net assets available for benefits of First Midwest Corporation of Delaware Employees' Retirement Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  Crowe, Chizek and Company LLP

Oak Brook, Illinois
June 16, 2000

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                             1999                  1998
                                             ----                  ----

ASSETS
Investments (Note 4)...................   $11,537,022          $10,124,902

LIABILITIES
Accrued expenses........................       16,708               23,256
                                          -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS.......  $11,520,314          $10,101,646
                                          ===========          ===========


--------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 1999

--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
 Investment income
    Net appreciation (depreciation) in fair value of investments..........         $   937,978
    Dividends and interest...............................................              124,395
                                                                                   -----------
                                                                                     1,062,373
 Contributions
    Participant wage deferrals............................................             596,366
    Employer..............................................................             400,529
    Rollovers.............................................................              44,904
                                                                                   -----------
                                                                                     1,041,799
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
 Benefits paid to participants............................................             649,513
 Administrative expenses..................................................              35,991
                                                                                   -----------
    Total deductions......................................................             685,504
                                                                                   -----------

NET INCREASE..............................................................           1,418,668

Net assets available for benefits
 Beginning of year........................................................          10,101,646
                                                                                   -----------
 END OF YEAR..............................................................         $11,520,314
                                                                                   ===========

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

     The following description of the First Midwest Corporation of Delaware Employees' Retirement Plan ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries ("the Corporation") who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions: Each year participants may contribute up to 15% of their annual compensation before bonuses, not to exceed Internal Revenue Service limits. The Corporation matches employee contributions at a rate of 1% more than the participants' contributions up to a 5% maximum matching contribution.

     Participants' Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Corporation's contribution,
(b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Administrative fees are also allocated and charged to each participant's account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

     Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

     Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments over a period not more than their assumed life expectancy (or their beneficiary's assumed life expectancy) at the time of distribution.

     Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period which may exceed five years. The interest rate is fixed at the prime rate as published in The Wall Street Journal plus 1% at the time the loan proceeds are disbursed.

--------------------------------------------------------------------------------

                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

     Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the plan administrator. The employee may elect to direct these contributions in any percentage among the options as long as the election percentages total 100%. The investment options are derived from a combination of various mutual funds and money market funds. Plan participants are allowed to reallocate funds between investment options on a monthly basis. Employer contributions are allocated in the same percentages as the employee has elected.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

     Investments: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in registered investment companies (mutual funds) and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Participant loans are valued at cost, which approximates market.

     New Accounting Standard: During 1999, the Plan adopted the requirements of the American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." The 1998 financial statements have been reclassified to be comparative.

NOTE 3 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

--------------------------------------------------------------------------------

                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

         The following table presents the fair value of investments at December 31, 1999 and 1998.

                                                                                        1999                 1998
                                                                                    -----------          -----------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICES
    Money Market Funds
       Alliance Capital Reserves.........................................           $ 1,072,186          $   861,224
       ABN AMRO Money Market.............................................                 9,475                   --
    Mutual Funds
       AIM Balanced Fund.................................................             2,440,903            2,170,263
       AIM Constellation Growth Fund.....................................             1,222,421            1,025,258
       Fidelity Advisor Growth Opportunity Fund..........................             2,048,575            2,332,670
       GAM International Fund............................................               937,212              894,468
       Evergreen Intermediate Term Bond Fund.............................                    --              683,398
       Putnam Investors Fund.............................................                    --              339,431
       Franklin Small Cap Growth Fund....................................               354,730               54,974
       Federated Bond Fund...............................................               564,742                   --
       MSF Investors Growth Stock Fund...................................               931,599                   --
       Dreyfus S&P 500 Index Fund........................................               284,905                   --
    Midwest Banc Holdings, Inc. common stock (party-in-interest
       investment).......................................................             1,352,950            1,549,677
                                                                                    -----------          -----------
                                                                                     11,219,698            9,911,363

INVESTMENTS AT ESTIMATED FAIR VALUE
 Loans to participants...................................................               317,324              213,539
                                                                                    -----------          -----------

                                                                                    $11,537,022          $10,124,902
                                                                                    ===========          ===========

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

     Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan were paid by the Corporation.

     As of January 1, 1999, the recordkeeper was changed to American Express Tax and Business Services from The Weiss Group, Inc. In addition, at January 1, 1999, the trustee of the Plan was Midwest Trust Services, Inc. Effective July 1, 1999, the Plan transferred the assets to LaSalle National Bank. LaSalle National Bank held investment assets and executed transactions thereafter.

--------------------------------------------------------------------------------

                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS (Continued)

     Plan transactions with parties-in-interest during the year ended December 31, 1999 were as follows:

        IDENTITY                             RELATIONSHIP                    DESCRIPTION                  AMOUNT

Midwest Trust Services, Inc.                  Plan Trustee               Administrative fees             $  5,231
American Express Tax and
 Business Services, Inc.                   Plan Recordkeeper          Quarterly allocation fees            30,760
Midwest Banc Holdings, Inc.                     Employer              Purchases of 20 shares of               370
                                                                            common stock
Midwest Banc Holdings, Inc.                     Employer               Sale of 2,906 shares of             29,155
                                                                            common stock

     The Plan held the following party-in-interest investments (at fair value) at December 31, 1999 and 1998:

                                                                           1999                  1998
                                                                           ----                  ----
Midwest Banc Holdings, Inc. common stock.....................           $1,352,950            $1,549,677
                                                                        ==========            ==========

NOTE 6 - TERMINATED PARTICIPANTS

     Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $4,418 and $257,852 at December 31, 1999 and 1998, respectively.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  DECEMBER 31, 1999
                                                                                  -----------------
Net assets available for benefits per the financial statements..................     $11,520,314
Amounts allocated to withdrawing participants...................................          (4,418)
                                                                                     -----------

 Net assets available for benefits per the Form 5500............................     $11,515,896
                                                                                     ===========

--------------------------------------------------------------------------------

                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                             YEAR ENDED
                                                                                          DECEMBER 31, 1999
                                                                                          -----------------


Benefits paid to participants per the financial statements.............................       $649,513
Add amounts allocated to withdrawing participants at December 31, 1999.................          4,418
                                                                                              --------

 Benefits paid to participants per the Form 5500.......................................       $653,931
                                                                                              ========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 8 - TAX STATUS

     The Internal Revenue Service has determined and informed the Corporation, by letter dated June 24, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 1999

--------------------------------------------------------------------------------

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE 4I
Name of Plan Sponsor:  Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001

                                                     (c)
                   (b)                   Description of Investment,
           Identity of Issue,             Including Maturity Date,                                              (e)
          Borrower, Lessor, or          Rate of Interest, Collateral,           Number of       (d)           Current
 (a)          Similar Party                Par, or Maturity Value                Shares         Cost           Value
              -------------                ----------------------                ------         ----           -----
                                        Mutual Funds
          AIM Funds                          AIM Balanced Fund...............     74,668                   $ 2,440,903

          AIM Funds                          AIM Constellation
                                             Growth Fund.....................     30,176                     1,222,421

          Fidelity Investments               Fidelity Advisor Growth
                                             Opportunity Fund................     43,904                     2,048,575

          GAM Funds                          GAM International Fund..........     29,325                       937,212

          Franklin Templeton                 Franklin Small Cap
                                             Growth Fund.....................      8,038                       354,730

          Federated                          Federated Bond Fund.............     62,749                       564,742

          MFS                                MFS Investors Growth
                                             Stock Fund......................     45,824                       931,599

          Dreyfus                            Dreyfus S&P 500
                                             Index Fund......................      6,640                       284,905
                                                                                                           -----------
                                                                                                             8,785,087
          Alliance Fund Services         Money Market Fund
                                             Alliance Capital Reserves.......  1,072,186                     1,072,186

          ABN AMRO                           ABN AMRO Money
                                             Market Fund.....................      9,475                         9,475
                                                                                                           -----------
                                                                                                             1,081,661
*         Midwest Banc                   Common Stock
            Holdings, Inc.                   Midwest Banc Holdings, Inc......     98,396                     1,352,950

          Various                        Participant Loans
                                             Rates 8.75% - 9.50%.............                                  317,324
                                                                                                           -----------
                                                  Total investments..........                              $11,537,022
                                                                                                           ===========

*    Party-in-interest.

--------------------------------------------------------------------------------

                                       10